UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-36187

EVOGENE LTD.

  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Discussions with Dissident Shareholders

Subsequent to the Annual General Meeting of Evogene Ltd. (the “Company”) convened on September 4, 2026 (the “Meeting”), L.I.A. Pure Capital Ltd. and Invest Pro Shukai Hon Ltd. (the “dissident shareholders”) asserted various claims concerning the voting results of the Meeting, as published by the Company in its Report of Foreign Private Issuer on Form 6-K dated September 4, 2026. Furthermore, on September 8, 2026, the dissident shareholders served notice to the Company of their intention to initiate a special tender offer pursuant to Section 328 of the Israeli Companies Law, 5759-1999. The Company is currently conducting discussions with the dissident shareholders with a view to resolving these matters.

Resignation of Directors

On September 9, 2026, Mr. Yoshinori Oikawa and Dr. Yael Margolin each notified the Company’s board of directors of their resignation from their position as a member of the board of directors. Neither Mr. Oikawa’s nor Dr. Margolin’s resignation was related to any disagreement with the Company on any matter relating to its operations, policies or practices.

The content of this Form 6-K is incorporated by reference into the registration statements on Form F-3 (Securities and Exchange Commission File No.’s 333-277565 and 333-294650), and Form S-8 (SEC File No.’s 333-193788, 333-201443, 333-203856, 333-259215, 333-286197 and 333-294648) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2026	EVOGENE LTD. (Registrant) By: /s/ Ofer Haviv Ofer Haviv Chief Executive Officer